UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Brookfield Infrastructure Corporation

(Name of Issuer)

class A exchangeable subordinate voting shares, no par value

(Title of Class of Securities)

11275Q107

(CUSIP Number)

Swati Mandava

Brookfield Corporation

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000
	8	SHARED VOTING POWER 11,512,789(1)
	9	SOLE DISPOSITIVE POWER 1,500,000
	10	SHARED DISPOSITIVE POWER 11,512,789(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,012,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) This amount consists of Class A Shares beneficially owned by BIPC Holding LP and BIPC GP Holdings Inc.

(2) Percentage ownership is based on an aggregate of approximately 131.8 million class A exchangeable subordinate voting shares (the “Class A Shares”) of Brookfield Infrastructure Corporation (the “Issuer”) outstanding as of September 28, 2023.

(3) Brookfield Infrastructure Partners L.P. beneficially owns all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75.0% voting interest in the Issuer. Together, Brookfield Corporation and Brookfield Infrastructure Partners L.P. hold an approximate 77.5% voting interest in the Issuer.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BAM PARTNERS TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,012,789(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,012,789(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,012,789(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(4) This amount consists of Class A Shares beneficially owned by Brookfield Corporation.

(5) Percentage ownership is based on an aggregate of approximately 131.8 million Class A Shares outstanding as of September 28, 2023.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BIPC HOLDING LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,512,789(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,512,789(6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,512,789(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%(7)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(6) This amount reflects deemed shared beneficial ownership of Class A Shares with BIPC GP Holdings Inc., which serves as the general partner of BIPC Holding LP.

(7) Percentage ownership is based on an aggregate of approximately 131.8 million Class A Shares outstanding as of September 28, 2023.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BIPC GP HOLDINGS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,512,789(8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,512,789(8)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,512,789(8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%(9)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(8) This amount consists of Class A Shares beneficially owned by BIPC Holding LP.

(9) Percentage ownership is based on an aggregate of approximately 131.8 million Class A Shares outstanding as of September 28, 2023.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(10)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(10) Brookfield Infrastructure Partners L.P. beneficially owns all of the issued and outstanding class B multiple voting shares of the Issuer (the “Class B Shares”), which represent a 75.0% voting interest in the Issuer. Together, Brookfield Corporation and Brookfield Infrastructure Partners L.P. hold an approximate 77.5% voting interest in the Issuer. Percentage ownership reflects deemed shared beneficial ownership with Brookfield Infrastructure Partners Limited, which serves as the general partner of Brookfield Infrastructure Partners L.P.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(11)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(11) Percentage ownership reflects beneficial ownership of the Class B Shares held by Brookfield Infrastructure Partners L.P.

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) to the Schedule 13D, originally filed on April 9, 2020 and as thereafter amended on July 31, 2020 and November 22, 2021 (as previously amended, the “original Schedule 13D”), is being filed to reflect, among other things, (i) the removal of BIG Holdings L.P. (“BIG Holdings”), Brookfield Infrastructure Group Limited (“BIGL”), BAM Infrastructure Group L.P. (“BIG LP”), BAM Limited (“BAM Limited”) and Brookfield Infrastructure Group Bermuda Limited (“BIGBL”) as Reporting Persons, (ii) the issuance of approximately 21.1 million Class A Shares in connection with the acquisition of Triton International Limited (“Triton”) by the Issuer that closed on September 28, 2023 (the “Acquisition”), and (iii) the decrease in the beneficial ownership of Class A Shares (as defined in the original Schedule 13D) by the Reporting Persons resulting from an increase in the number of outstanding Class A Shares upon closing of the Acquisition.

Information and defined terms reported in the original Schedule 13D remain in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 3.

Item 2. Identity and Background.

Each of Brookfield Corporation (“Brookfield”), BAM Partners Trust (the “BAM Partnership”), BIPC Holding LP (“BIPC Holding”), BIPC GP Holdings Inc. (“BIPC GP”), Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure Partners Limited shall be deemed to be a “Reporting Person” for purposes of this Amendment No. 3. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Amendment No. 3 jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.7.

Item 2(a) of the original Schedule 13D is hereby amended to remove references to BIG Holdings, BIGL, BIG LP, BAM Limited and BIGBL and to reflect the renaming of Brookfield Asset Management Inc. as “Brookfield Corporation”.

Item 2(b)-(c), (f) of the original Schedule 13D is hereby amended to remove references to BIG Holdings, BIGL, BIG LP, BAM Limited and BIGBL, including the schedules of directors and officers thereof, and supplemented as follows:

Schedules I to IV to this Amendment No. 3 set forth a list of updated names of directors and executive officers of Brookfield, BAM Partners, as trustee of the BAM Partnership, BIPC GP and BIPL (to be included as “Scheduled Persons” for purposes of this Amendment No. 3), and their respective principal occupations, addresses and citizenships.

Item 2(d)-(e) of the original Schedule 13D is hereby amended to remove reference to BIG Holdings, BIGL, BIG LP, BAM Limited and BIGBL, and supplemented as follows:

During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby supplemented as follows:

In connection with the Acquisition, the Issuer issued a total of approximately 21.1 million Class A Shares to Triton shareholders at the closing of the Acquisition on September 28, 2023. As a result of the increase in outstanding Class A Shares, the aggregate percentage of Class A Shares beneficially owned by the Reporting Persons as previously reported on Schedule 13D decreased. None of the Reporting Persons was issued any Class A Shares in connection with the Acquisition.

Each of the Reporting Persons directly holding Class A Shares expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of such securities held by each of the other Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the original Schedule 13D is hereby amended as follows:

(a)-(b) The aggregate number and percentage of Class A Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 13,012,789 shares, constituting approximately 9.9% of the Issuer’s currently outstanding Class A Shares. The percentage of Class A Shares of the Issuer is based on an aggregate of approximately 131.8 million Class A Shares outstanding as of September 28, 2023.

(i) Brookfield

(a)	Brookfield may be deemed the beneficial owner of 13,012,789 Class A Shares, constituting a percentage of approximately 9.9%.

(b)	Sole voting power to vote or direct vote: 1,500,000 Class A Shares

Shared voting power to vote or direct vote: 11,512,789 Class A Shares

Sole power to dispose or direct the disposition: 1,500,000 Class A Shares

Shared power to dispose or direct the disposition: 11,512,789 Class A Shares

(ii) BAM Partnership

(a)	BAM Partnership may be deemed the beneficial owner of 13,012,789 Class A Shares, constituting a percentage of approximately 9.9%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 13,012,789 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 13,012,789 Class A Shares

(iii) BIPC Holding

(a)	BIPC Holding may be deemed the beneficial owner of 11,512,789 Class A Shares, constituting a percentage of approximately 8.7%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 11,512,789 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 11,512,789 Class A Shares

(iv) BIPC GP

(a)	BIPC GP may be deemed the beneficial owner of 11,512,789 Class A Shares, constituting a percentage of approximately 8.7%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 11,512,789 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 11,512,789 Class A Shares

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the original Schedule 13D is hereby amended and supplemented as follows:

Brookfield and BIP hold an approximate 77.5% voting interest in the Issuer (as of September 28, 2023), BIP may receive up to approximately 131.8 million Class A Shares (as of September 28, 2023) in accordance with the terms of the Class A Shares and Brookfield may receive up to approximately 118.8 million Class A Shares (as of September 28, 2023) in accordance with the terms of the Rights Agreement.

Item 7. Materials to Be Filed as Exhibits.

Item 7 of the original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.8 – Joint Filing Agreement, dated October 2, 2023

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2023	BROOKFIELD CORPORATION

	By:	/s/ Swati Mandava
		Name:	Swati Mandava
		Title:	Managing Director, Legal and Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

	By:	/s/ Kathy Sarpash
		Name:	Kathy Sarpash
		Title:	Secretary

BIPC HOLDING LP, by its general partner, BIPC GP HOLDINGS INC.

	By:	/s/ Albert Lin
		Name:	Albert Lin
		Title:	Secretary

BIPC GP HOLDINGS INC.

	By:	/s/ Albert Lin
		Name:	Albert Lin
		Title:	Secretary

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

SCHEDULE I

BROOKFIELD CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	U.S.A. and Canada

Jeffrey M. Blidner, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Angela F. Braly, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair, Brookfield Partners Foundation	Canada

Maureen Kempston Darkes, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Janice Fukakusa, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Bruce Flatt, Director and Chief Executive Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield Asset Management Ltd. and Brookfield Corporation	Canada

Brian D. Lawson, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Howard S. Marks, Director	Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management Inc.	U.S.A.

The Honourable Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield Corporation and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Lord Augustine Thomas O’Donnell, Director	One Canada Square, Level 25, Canary Wharf, London, E14 5AA, United Kingdom	Corporate Director	United Kingdom

Hutham S. Olayan, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Chair of The Olayan Group	U.S.A. and Saudi Arabia

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A.

Nicholas H. Goodman, President and Chief Financial Officer	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Managing Partner, President and Chief Financial Officer, Brookfield Corporation	United Kingdom

SCHEDULE II

BAM CLASS B PARTNERS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Bruce Flatt, Director and Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield Asset Management Ltd. and Brookfield Corporation	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Kathy Sarpash, Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Asset Management Ltd.	Canada

SCHEDULE III

BIPC GP Holdings Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Aaron Kline, Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield Asset Management Ltd.	Canada

Keir Hunt, Managing Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Asset Management Ltd.	Canada

Chloe Berry, Managing Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Infrastructure Partners L.P.	Canada

Albert Lin, Secretary	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Brookfield Asset Management Ltd.	Canada

Carl Ching, Senior Vice President	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Infrastructure Partners L.P.	Canada

David Krant, President and Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer, Brookfield Infrastructure Partners L.P.	Canada

SCHEDULE IV

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Anne Schaumburg, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	U.S.A.

Jeffrey M. Blidner, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Vice Chair, Brookfield Corporation	Canada

William J. Cox, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President and Chairman of Waterloo Properties	United Kingdom

Roslyn Kelly, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Senior Managing Director of Mediobanca	Ireland

Suzanne Nimocks, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	U.S.A.

Daniel Muñiz Quintanilla, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	Mexico

Rajeev Vasudeva, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Chairman of Centum Learning Ltd.	India

Gregory Ernest Alexander Morrison, President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President of Brookfield Bermuda Ltd	Canada

Gregory Noel McConnie, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and CEO of Brookfield International Bank Inc.	Barbados

James Alexander Bodi, Vice President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	CEO of Brookfield Bermuda Ltd	Canada

Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Manager – Corporate Services of Brookfield Bermuda Ltd	United Kingdom